1(212) 318-6499

franklopez@paulhastings.com

July 12, 2021

Melissa Gilmore

Andrew Blume

Jay Mumford

Sergio Chinos

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Metals Acquisition Corp
Draft Registration Statement on Form S-1
Submitted April 6, 2021
CIK No. 0001853021

Ladies and Gentlemen:

We are submitting this letter on behalf of Metals Acquisition Corp (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated May 3, 2021, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001853021) submitted on April 6, 2021 (the “Draft Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. A Registration Statement on Form S-1 (the “Registration Statement”) is being filed concurrently herewith.

General

1.	It appears from your fee table that you are attempting to register the issuance of Class A ordinary shares upon exercise of the warrants that are included as part of the units. However, your disclosure on page 52 of your initial registration statement states that you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table. Please revise accordingly.

In response to the Staff’s comment, the Company has revised this disclosure on page 54 of the Registration Statement.

Melissa Gilmore
Andrew Blume
Jay Mumford
Sergio Chinos

July 12, 2021

Our Management, page 119

2.	Please revise your disclosure to more specifically describe your officers’ and directors’ principal occupations and employment during the past five years. Please refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125-129 of the Registration Statement.

Signatures, page II-5

3.	Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller and a majority of the board of directors sign the registration statement in their individual capacities.

In response to the Staff’s comment, the Company has revised the signature page of the Registration Statement.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6499.

We thank you in advance for your assistance.

Sincerely,

/s/ Frank Lopez

Frank Lopez

for PAUL HASTINGS LLP

cc:

Derek Dostal

Davis Polk & Wardwell LLP

Jonathan Ko

Max Kirchner

James Shea

Paul Hastings LLP